Yucheng Technologies Limited Enters Into Merger Agreement

For “Going Private” Transaction

BEIJING, August 13, 2012 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (Nasdaq: YTEC) (“Yucheng,” the “Company,” “we,” “us” and “our”), a leading China-based provider of IT solutions to the financial services industry in China, today announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with New Sihitech Limited (“Parent”), a British Virgin Islands company wholly-owned by Mr. Weidong Hong, the Company’s Chairman and Chief Executive Officer, and New Sihitech Acquisition Limited (“Merger Sub”), a British Virgin Islands company wholly-owned by Parent.

Pursuant to the terms of the Merger Agreement, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive US$3.90 in cash, without interest, except for (i) the shares beneficially owned by Mr. Hong, which will be cancelled without receiving any consideration (the “Founder Shares”), (ii) the shares owned by certain of the Company’s employees and officers and certain other shareholders (the “Rollover Shareholders”), which will remain outstanding and survive the merger (the “Rollover Shares”) and (iii) the shares owned by holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the British Virgin Islands Business Companies Act, 2004, as amended. The per share consideration of US$3.90 represents a premium of approximately 26.6% over the closing price and a premium of approximately 43.4% over the 90-trading day volume weighted average price on May 18, 2012, the last trading day prior to the Company’s announcement on May 21, 2012 that it had received a “going private” proposal from Mr. Hong. Collectively, the Founder Shares and Rollover Shares represent approximately 33.9% of the Company’s ordinary shares.

Parent intends to finance the merger through a combination of proceeds in the amount of US$48 million from an exchangeable notes subscription agreement with certain affiliates of China Everbright Investment Management Ltd. and an equity commitment of US$3.594 million by Mr. Hong.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Independent Committee formed by the Board of Directors, approved the Merger Agreement and the merger and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement and the merger. The Independent Committee, which is composed solely of independent and disinterested directors, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The merger, which is currently expected to close before the end of the fourth quarter of 2012, is subject to the approval by an affirmative vote of shareholders representing two-thirds or more of the Company’s ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the merger, as well as certain other customary closing conditions. Mr. Hong and certain of the Rollover Shareholders have agreed under a voting agreement to vote an aggregate of approximately 29.1% of the outstanding shares of the Company in favor of the merger. If completed, the merger will result in the Company becoming a privately-held company, owned directly as to approximately 81.1% and 18.9% by Parent the Rollover Shareholders, respectively. Following the merger, the shares will no longer be listed on the NASDAQ Global Select Market.

ROTH Capital Partners LLC is serving as financial advisor to the Independent Committee. Cleary Gottlieb Steen & Hamilton LLP is serving as United States legal advisor to the Independent Committee and Walkers is serving as British Virgin Islands legal advisor to the Independent Committee. Golenbock Eiseman Assor Bell & Peskoe is serving as United States legal advisor to the Company. Skadden, Arps, Slate, Meagher & Flom LLP is serving as United States legal advisor to the buyer group and Hempel and Boyd is serving as British Virgin Islands legal advisor to the buyer group. Lazard is serving as financial advisor to the buyer group. Akin Gump Strauss Hauer & Feld LLP is serving as United States legal advisor to ROTH Capital Partners LLC. Fried, Frank, Harris, Shriver & Jacobson LLP is serving as United States legal advisor to Lazard.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed merger, which will include the Merger Agreement and related documents. All parties desiring details regarding the proposed merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or telephone number:

Yucheng Technologies Limited

Beijing Global Trade Center, Tower D, Floor 9

36 North Third Ring Road East

Dongcheng District, Beijing 100013

People’s Republic of China

Telephone: (86 10) 5913-7889

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed merger proceed.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ:YTEC - News) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,800 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. The independent research firm IDC named Yucheng the No. 1 market share leader in China's Banking IT solution market in 2010 and 2011. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com

Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as of August 13, 2012. Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; and operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties, and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in our interim current reports on Form 6-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

For more information about Yucheng, please visit www.yuchengtech.com.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai

Yucheng Technologies Limited

Tel: +86-10-5913-7889

Email: investors@yuchengtech.com

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